NO ACT

PE
1-24-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

14005637

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 17 2014

Washington, DC 20549

March 17, 2014

Act: 1934
Section:
Rule: 14a-8 (OD2)
Public
Availability: 3-17-14


Timothy B. Bancroft
Goulston & Storrs PC
tbancroft@goulstonstorrs.com


Re: Sohu.com Inc.
Incoming letter dated January 24, 2014

Dear Mr. Bancroft:

This is in response to your letter dated January 24, 2014 concerning the shareholder proposal submitted to Sohu by Jing Zhao. We also have received a letter from the proponent dated January 30, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Jing Zhao
*** FISMA & OMB Memorandum M-07-16 ***

March 17, 2014

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Sohu.com Inc.
Incoming letter dated January 24, 2014

The proposal requests that the board of directors adopt a policy that the chairman of the board be an independent director who has not served as an executive officer of the company.

We are unable to concur in your view that Sohu may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal or the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that Sohu may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Sohu may exclude the proposal under rule 14a-8(i)(4). We are unable to conclude that the proposal relates to the redress of a personal claim or grievance against the company. We are also unable to conclude that the proposal is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other shareholders at large. Accordingly, we do not believe that Sohu may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 30, 2014

Via email to: shareholderproposals@sec.gov
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549-2736

*Re: Shareholder Proposal of Jing Zhao for Inclusion in Sohu.com 2014 Proxy Statement*

Dear Sir or Madam:

I received Mr. Bancroft's fantastic misleading letter to request that the SEC omit my proposal to the 2014 Sohu.com (the company) shareholders meeting. It deepened my grave concerns of the company's corporate governance and testified the importance to respect shareholders' right to request an independent Board Chairman.

While there is no need to use common sense to rebut the egregious and permeate statements in the letter, to prevent the company Board from repeating the same false attacks from the letter in their predictable Opposition Statement against my proposal in the proxy material, I would like to provide some basic facts, as the company Secretary failed to do his basic due diligence before submitting this laughable letter publicly to the SEC.

1] US-Japan-China Comparative Policy Research Institute was incorporated in California as a non-profit educational public benefit corporation in January 2002 and was granted tax-exempt status in March 2002 by the Internal Revenue Service (IRS) of the U.S. Treasury Department, as an organization described in Internal Revenue Code section 501(c)(3). The company Secretary should find this fact very easily from the institute, IRS and California State's websites. If the company ever dared to contact me, I am happy to provide any relevant documents. The company, doing whole business in China, should not hire a law firm in Boston as its Secretary for the purpose to mislead American shareholders.

2] US-Japan-China Comparative Policy Research Institute has published about 20 books in English, Chinese and Japanese, and is 100% independent, politically and financially. See the institute Secretary Dr. Gong's statement at http://cpri.tripod.com/cpr2013/cpri_statement.pdf.

3] I am not "an actor." As a political refugee without any citizenship for more than one decade, there is nothing "personal interest" gained from this proposal.

4] Google and Chevron welcomed my proposals with significant policy improvement to win shareholders' support (see their boards' opposition statements). Intel and Microsoft also welcomed my proposals with significant policy improvement, so I was satisfied to withdraw my proposals voluntarily. Many other American companies also followed the SEC rules to deal with my proposal properly. Why Sohu.com is so special above the law?

5] It is very painful to try to communicate with the company: no reply to shareholder's email inquiries; no fax number for shareholders to contact; no answer to shareholder letters; no talk even at the very friendly alumni reunion with my and the company's CEO's mutual classmate (I could not attend myself because my visa application was rejected). I have met many corporate officers to help improve the corporate policies. I never had any "attempt to corner" any of them. In fact, I never had any "attempt to corner" anyone in the world. Now the company even is trying to deprive shareholders of the only communication channel (proposal). Why the company is hiding from shareholders? The company should move to North Korea!

6] Finally, I will continue to hold the company's shares until the company learns to respect shareholder's right to submit proposals. Since Mr. Bancroft (admitting the absurdity of the letter himself) also said that the company will accept my proposal with some change, I would like to cooperate with the company to edit minor change in my proposal to include it to the 2014 shareholders meeting. Otherwise, I will have to submit proposals every year.

Should you have any questions, please contact me at *** FISMA & OMB Memorandum (phone/fax) or

*** FISMA & OMB Memorandum M-07-16 ***

Respectfully,

Jing Zhao

Jing Zhao

cc: Sohu.com Secretary Timothy Bancroft <tbancroft@goulstonstorrs.com>

goulston&storrs
counsellors at law

January 24, 2014

**BY E-MAIL TO SHAREHOLDERPROPOSALS@SEC.GOV**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Sohu.com Inc.
Omission of Shareholder Proposal of Jing Zhao

Ladies and Gentlemen:

We are submitting this letter pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on behalf of our client Sohu.com Inc. (the "Company"). We wish to inform the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") that the Company intends to exclude from its proxy statement and form of proxy for the Company's 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and related supporting statement (the "Supporting Statement") received from Jing Zhao, and hereby request that the Staff concur in our view that the Proposal is properly excludable from the Company's 2014 Proxy Materials pursuant to Rule 14a-8(i)(4) and Rule 14a-8(i)(3) under the Exchange Act.

We are emailing this letter and its attachments to the SEC at shareholderproposals@sec.gov in accordance with Rule 14a-8(j) and Section C of *Staff Legal Bulletin No. 14D (Nov. 7, 2008)* ("SLB 14D"). As required by Rule 14a-8(j)(1), we are simultaneously sending a copy of this letter and its attachments to Mr. Zhao. Rule 14a-8(k) and Section E of SLB 14D provide that Mr. Zhao is required to send to the Company a copy of any correspondence which Mr. Zhao elects to submit to the Staff. Accordingly, we hereby inform Mr. Zhao that if Mr. Zhao elects to submit additional correspondence to the Staff relating to the Proposal, Mr. Zhao should concurrently furnish a copy of that correspondence to the undersigned on behalf of the Company.

## THE PROPOSAL

The Proposal requests that the Company's shareholders adopt a resolution requesting that the Company's board of directors adopt a policy that the chairman of the board must be an "independent director." The Proposal provides Mr. Zhao's own definition of "independent director," which is "a director who has not served as an executive officer of our company." A copy of the Proposal and Supporting Statement is attached to this letter as Exhibit A.

## BASES FOR EXCLUSION

We believe that the Proposal may be, and should be, excluded from the Company's 2014 Proxy Materials pursuant to Rule 14a-8(i)(4) as based on a personal grievance, because, upon review of the Proposal and Supporting Statement, it is apparent that the Proposal is in fact not a reasoned proposal for shareholder action at all, but rather an attempt at self-promotion and at retribution of sorts for a perceived personal slight. We consider it, as such, to represent a quite serious abuse of the spirit of the SEC's shareholder proposal rules. As we explain further below, purported supporting materials referenced by Mr. Zhao himself describe Mr. Zhao's having (i) sent a delegate to a college reunion of Dr. Charles Zhang, the Company's chief executive officer, in an attempt to garner his personal attention, (ii) failing at that, sent a letter to the Secretary of the Company complaining of Mr. Zhao's emissary's failure to attract Dr. Zhang's attention and including what appears to be a request for a personal audience, (iii) prepared some purported "research," which was in fact nothing more than personal musings of Mr. Zhao (which he attempts to portray as the product of an "independent think tank") scoring the Company with a "D" for corporate governance, and (iv) finally, sent the purported shareholder proposal that is the subject of the Proposal and Supporting Statement, in apparent retaliation for Mr. Zhao's perception that his attempts to reach the chief executive officer of the Company had been rebuffed.

We believe that the Proposal may and should be excluded, as discussed in more detail below, on the additional grounds that the Proposal is excludable pursuant to Rule 14a-8(i)(3) as a violation of Rule 14a-9, because the Supporting Statement contains statements that are false or misleading.

## ANALYSIS

**I. The Proposal may, and should, be excluded under Rule 14a-8(i)(4) because the Proposal represents an abuse of the shareholder proposal process. The Proposal represents an attempt to redress a personal grievance and advance a personal agenda of Mr. Zhao that bears no relationship to governance of the Company, and does not have the purpose of furthering the interests of the Company or its shareholders in their capacities as such.**

We believe the Proposal may and should be excluded under Rule 14a-8(i)(4), which permits registrants to exclude a proposal that is related to the redress of a personal claim or grievance against a registrant or any other person or is designed to result in a benefit to the proponent or to further a personal interest not shared by the Company and the Company's shareholders in their capacities as such. A detailed review of Mr. Zhao's own materials make it clear that the Proposal, while in some parts couched in language expressing an interest in helping to improve the Company's corporate governance, is nothing more than a disguised attempt to exact a form of retribution for a perceived slight and to publicize Mr. Zhao's view of himself as an actor in the human rights policies of U.S.-listed companies with operations in China.

*A. Background*

The Supporting Statement includes a cross-reference to a document that the Supporting Statement claims is a report of ratings of corporate governance by an "independent think tank," which purports to be the "US-Japan-China Comparative Policy Research Institute," and which in turn includes a cross-reference to a letter from Mr. Zhao to the Secretary of the Company. Copies of the purported report of the "US-Japan-China Comparative Policy Research Institute," dated November 8, 2012 and March 21, 2013 (the "March 21, 2013 Report"), and of Mr. Zhao's letter, dated May 21, 2012 (the "May 21, 2012 Letter"), are attached to this letter as Exhibit B and Exhibit C, respectively. A review of the Supporting Statement and of these related materials paints the following picture:

- Mr. Zhao (i) had learned in advance that Dr. Zhang would be attending a private event in 2011 celebrating the $100^{th}$ anniversary of Tsinghua University in Beijing and (ii) enlisted an acquaintance of Mr. Zhao to attend the event and use the occasion to attempt to corner Dr. Zhang. In Mr. Zhao's telling, the attempt appears to have failed.

- Mr. Zhao reacted to this failure to reach Dr. Zhang by sending the May 21, 2012 Letter to the Company's Secretary, describing the failure, as well Mr. Zhao's supposed personal efforts and successes in fundamentally changing the stated policies on human rights of some major corporations, including Google, Chevron, and Intel[1], and the dire consequences that Mr. Zhao claims befell some other major companies as a result of their failure to heed his advice.

- Mr. Zhao then followed by including the Company in a purported "Corporate Social Responsibility Index" or "CSRI" in the March 21, 2013 Report, which, as indicated above, was supposedly prepared by the "US-Japan-China Comparative Policy Research Institute," but appears to be Mr. Zhao's personal musings presented as if they were those of an "Institute." The March 21, 2013 Report states that the companies were graded "based on my personal knowledge and study on them" and that "[t]he foot notes briefly indicate how I come to conclusion for each company's CSRI." [Underlining added.] The sole citation in the footnote purporting to support giving the Company a "CSRI" grade of "D" turns out to be nothing more than the May 21, 2012 Letter complaining of the failure of Mr. Zhao's emissary to succeed in garnering the attention of the

[1]With respect to at least two of these companies (Google and Chevron), Mr. Zhao claims to have been instrumental in their policies and states that both companies "responded positively" to his proposals. In fact, while these companies included Mr. Zhao's proposal in their proxy materials, the boards of directors of both companies recommended that the companies' shareholders vote against the proposals, and the shareholders did so in both cases, overwhelmingly. *See*, Schedule 14A and Form 8-K of Google Inc. filed with the SEC on March 29, 2010 and May 17, 2010, respectively, and Schedule 14A and Form 8-K of Chevron Corporation filed with the SEC on April 15, 2010 and June 2, 2010, respectively.

Company's chief executive officer at the private Tsinghua University event. *See* footnote 31 in Exhibit B.

- Mr. Zhao's next step appears to have been to submit to the Company the subject Proposal, which (i) purports to express concern that the Company's "overall corporate governance" is flawed and needs to be corrected by requiring that the Chairman be "independent" according to a definition of Mr. Zhao's own making and (ii) cites as its primary support the "D" grade ("concerned, need improvement") given to the Company by none other than the "US-Japan-China Comparative Policy Research Institute," which Mr. Zhao now falsely claims is an "independent think tank" (whereas, as noted above, the "Institute" appears to be nothing more than a cover for Mr. Zhao's personal musings), and which in turn, as also noted above, seems to have given the Company the "D" grade because of the failure of the Proponent's emissary to succeed in cornering the Company's chief executive officer.

*B. Discussion*

The SEC has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not ... abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." *SEC Release No. 34-20091 (Aug. 16, 1983).* Moreover, the SEC has noted that "[t]he cost and time involved in dealing with" a stockholder proposal aimed "to air or remedy some personal claim or grievance or to further some personal interest" does a "disservice to the interests of the issuer and its security holders at large." *SEC Release No. 34-19135 (Oct. 14, 1982).* The SEC has indicated that proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from a registrant's proxy materials "if it is clear from the facts ... that the proponent is using the recent proposal as a tactic designed to redress a personal grievance or further a personal interest." *SEC Release No. 34-19135 (Oct. 14, 1982).* The Staff has previously concurred with the exclusion of a proposal which, although on its face involving a matter of general interest (a request that the company audit its subsidiary for compliance with law), appeared to have been submitted to advance the proponent's personal interests in conjunction with a lawsuit filed by the proponent against the company on the basis of an alleged injury relating to a loan application. *D.R. Horton (available October 23, 2012). See also, American Express Company (available January 13, 2011)* and *Burlington Northern Santa Fe Corporation (available February 24, 2000)* (both concurring with the exclusion of proposals under Rule 14a-8(i)(4) where the proposals appeared to have been motivated by personal grievances related to termination of employment).

The Proposal and the Supporting Statement, and the documents cited in the Supporting Statement summarized above and attached as Exhibits B and C to this letter, make it clear that the Proposal is nothing more than an attempt by Mr. Zhao to redress a perceived slight and to further his personal interest in showcasing his purported personal accomplishments, in the guise of addressing a corporate governance matter.

The personal nature of the Proposal is evident in the language of the Proposal itself, where Mr. Zhao provides his own definition of "independent director," defining it as someone who "has not served as an executive officer of our company." That Mr. Zhao is either unaware of or uninterested in the fact that prevailing definitions of "independent director" for public companies in the Unites States are much broader than simply persons who have not served as executive officers[2] makes it clear at the outset that Mr. Zhao's Proposal is personal in nature, and that he simply hopes to have the Proposal result in the removal of Dr. Zhang, the current chief executive officer, as Chairman of the Board. It also suggests that Mr. Zhao does not have any real interest in addressing, or have any knowledge of, any corporate governance matter that might be of concern to the shareholders as whole.

That removal of the Company's current chief executive officer as Chairman of the Board is Mr. Zhao's true goal is further evident in the Supporting Statement, which begins with the words, "When our <u>CEO</u> is Chairman" [underlining added] and goes on to focus exclusively on the chief executive officer's role. As summarized above and discussed further below, there is further evidence of the personal nature of Mr. Zhao's Proposal in the second paragraph of the Supporting Statement, where Mr. Zhao goes on to make a false and misleading reference to an "independent think tank" that is nothing more than Mr. Zhao himself, and misleadingly implies that this supposed "think tank" researched and prepared an independent assessment of the Company's corporate governance standards and rated them with a "D: concerned, need improvement."

As the facts summarized above provide a strong indication that Mr. Zhao is using the shareholder proposal process as a form of redress for a personal grievance and to further a personal interest in promoting himself, neither of which would be expected to be of concern to the Company's shareholders as a whole, and as the Proposal represents the very kind of abuse of the shareholder proposal process about which the SEC has expressed concern, the Company believes that the Proposal is excludable, and should be excluded, under Rule 14a-8(i)(4).

## II. The Proposal may, and should, be excluded under Rule 14a-8(i)(3) because the Proposal's supporting statement contains false and misleading statements.

The Supporting Statement includes, and in fact consists almost entirely of, false, misleading, or irrelevant statements that justify, and arguably require, the Proposal's exclusion pursuant to Rule 14a-8(i)(3), which permits exclusion of a proposal if the proposal or supporting statement is contrary to any of the proxy rules, including Rule 14a-9, which prohibits false or misleading statements of material fact in proxy solicitation materials. Statements and assertions in the Supporting Statement that are materially false or misleading within the meaning of Rule 14a-9, and are therefore excludable under Rule 14a-8(i)(3), include the following:

1. As discussed above, the Supporting Statement includes a cross-reference to a document (which is attached to this letter as Exhibit B) that the Supporting Statement claims is a report by an "independent think tank," which purports to be the "US-Japan-China

---

[2] *See*, for example, Rule 5605(a)(2) of the NASDAQ Stock Market LLC's Listing Rules.

Comparative Policy Research Institute." A reading of the purported report makes it clear that it was prepared by neither an "independent think tank" nor an actual "Institute," but rather represents the personal musings of Mr. Zhao himself.

2. As also discussed above, the purported report of Mr. Zhao's personal "Institute" includes a "Corporate Social Responsibility Index" ranking by the Institute purporting to rate the Company "D: concerned, need improvement," apparently based largely on the fact that the efforts of Mr. Zhao's emissary to reach the Company's chief executive officer at a private celebration for Tsinghua University graduates were not successful. *See* footnote 31 of Exhibit B, which has as its sole reference the May 21, 2012 Letter, where Mr. Zhao details his personal grievance against Dr. Zhang for purportedly having ignored Mr. Zhao's emissary.

3. The Supporting Statement includes the blanket statement, without any support, that "When our CEO is our board chairman, our board cannot monitor our CEO's performance, especially under China's business condition lacking of check and balance, and our CEO is also the founder of our company." This statement in effect implies, without any support, that the Company is subject to Chinese standards of corporate governance rather than those applicable to a Delaware corporation such as the Company, and that the Company's board of directors has not adequately supervised the chief executive officer's performance.

4. The Supporting Statement further asserts, without providing any citation or other form of support, that "An independent chairman is the prevailing practice in the international market, such as in the United Kingdom." Not only does Mr. Zhao provide no support for his statement that an "independent chairman is the prevailing practice," he seems either to be completely unaware of, or to be ignoring, the fact that the Company is a Delaware corporation and that prevailing practices in the United Kingdom would have little relevance to the Company (even if Mr. Zhao's broad statement as to prevailing practices in the United Kingdom were true).

5. Mr. Zhao's lack of awareness of, or interest in, standards and norms that are actually applicable to Delaware corporations in the private sector, such as the Company, is further demonstrated by his conflation, in the first paragraph of the Supporting Statement, of "China's business condition" and Chinese governmental politics, on the one hand, and Delaware and United States private sector corporate governance, on the other hand: "As shown from the 'Three Representatives' policy of Jiang Zemin (who came to power from the Tiananmen Tragedy in 1989 without legitimacy), China's social order and economic situation are very tense because China does not have an independent Chairman of Congress to monitor the chief executive power." Mr. Zhao's opinion regarding China's political power structure at some point in the past and its supposed impact on China's socio-economic environment are of no relevance to the Company's corporate governance, and to suggest otherwise would be misleading to the Company's shareholders.

Because the Supporting Statement's numerous false, misleading, and irrelevant statements are quite egregious and permeate the entire Supporting Statement (which actually includes few, if any, statements, that are <u>not</u> false, misleading, or irrelevant), we believe that there would be no practical way for the Supporting Statement to be edited so that the Proposal would not be excludable, and that the Proposal may, and should, be excluded in its entirety pursuant to Rule 14a-8(i)(3). *See Staff Legal Bulletin No. 14 (July 13, 2001).* If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety pursuant to Rule 14a-8(i)(3), we respectfully request that the Staff recommend exclusion of the statements discussed above, which would mean in effect that almost the entire Supporting Statement would need to be excluded.

## CONCLUSION

For the reasons stated above, it is our view that the Company may, and should, exclude the Proposal from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(4) and Rule 14a-8(i)(3). We respectfully request the Staff's concurrence in our view that the Proposal may be properly excluded from the 2014 Proxy Materials.

In accordance with Section F of Staff Legal Bulletin No. 14F (Oct. 18, 2011), we respectfully request that the Staff transmit its response to this no-action request by e-mail to tbancroft@goulstonstorrs.com. Please also feel free to contact me at (617) 574-3511 should you require additional information or have any questions regarding this letter.

Sincerely,

Timothy B. Bancroft

cc: Carol Yu (Sohu.com Inc.)
Guo Xueying (Sohu.com Inc.)
Zhou Jing (Sohu.com Inc.)
Jing Zhao

GSDOCS\2291609

**Exhibit A**

***FISMA & OMB Memorandum M-07-16***

November 11, 2013

Sohu.com Inc.
Level 12, Sohu.com Internet Plaza, No. 1 Unit
Zhongguancun East Raod, Haidian District
Beijing 100084, People's Republic of China
Attention: Eric Yuan

Dear Mr. Yuan:

Enclosed please find my shareholder proposal for inclusion in our proxy materials for the 2014 annual meeting of shareholders and TD Ameritrade letter of my Sohu.com shares ownership for more than $2000 value for more than one year. I will continuously hold these shares until the 2014 annual meeting of shareholders.

Should you have any questions, please contact me at ***FISMA & OMB Memorandum M-07-16*** (phone/fax) or us-japan-china@qq.com.

Yours truly,

Jing Zhao

Jing Zhao

Enclosure: Shareholder proposal

TD Ameritrade letter of Jing Zhao's shares ownership

## Resolution for 2014 Shareholders Meeting on Independent Board Chairman

Resolved: Shareholders request that our board of directors adopt a policy that the chairman of our board of directors shall be an independent director. An independent director is a director who has not served as an executive officer of our company.

Supporting Statement:

When our CEO is our board chairman, our board cannot monitor our CEO's performance, especially under China's business condition lacking of check and balance, and our CEO is also the founder of our company. As shown from the "Three Representatives" policy of Jiang Zemin (who came to power from the Tiananmen Tragedy in 1989 without legitimacy), China's social order and economic situation are very tense because China does not have an independent Chairman of Congress to monitor the chief executive power. An independent chairman is the prevailing practice in the international market, such as in the United Kingdom. In the United States, many companies also began to have Independent Chairman or Independent Lead Director for the main purpose to monitor CEO's performance.

This proposal should also be evaluated in the context of our company's overall corporate governance. For example, the independent think tank US-Japan-China Comparative Policy Research Institute rated our company "D: concerned, need improvement." See http://cpri.tripod.com/cpr2013/csri.pdf (this site is not blocked in China, so our board members in China can read it too.)

**TD Ameritrade**

11/11/2013

Jing Zhao

***FISMA & OMB Memorandum M-07-16***

Re: Your TD Ameritrade Account Ending ***FISMA & OMB Memorandum M-07-16***

Dear Jing Zhao,

Thank you for allowing me to assist you today. As you requested, this letter is to confirm that you held 60 shares of Sohu.com Inc. (SOHU) continuously from August 6, 2012 to May 13, 2013. Since May 13, 2013 to the open of business on November 11, 2013, you have continuously held 40 shares of Sohu.com Inc. (SOHU).

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Lindsey Reandeau

Lindsey Reandeau
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.



TDA 5380 L 09/13

**Exhibit B**

US-Japan-China Comparative Policy Research Institute

# US-Japan-China Comparative Policy Research Institute (CPRI)
# Corporate Social Responsibility Index (CSRI)

This is the first primary release of CPRI's research on corporate social responsibility index, with a focus on human rights. Many companies added environmental factor to their CSR reports, but it is not comparable or fair among energy, manufacturing and software companies, and I noticed some companies inserting this factor to dilute social concerns. At this stage, I include 33 companies (1 in Japan, 6 in China and the rest in the U.S.) based on my personal knowledge and study on them. The foot notes briefly indicate how I come to conclusion for each company's CSRI. I am fully aware of the methodology constrain of this project (being a Ph. D on social research methodology), and I will improve in next releases. Nonetheless, it provides an alternative perspective among so many proposals or indexes on how to gauge corporate social responsibility in the time of globalization driven mainly by large international companies.

A: 80-100, leader
B: 60-80, good citizen
C: 40-60, average effort
D: 20-40, concerned, need improvement
F: 0-20, failure, unethical, unlawful

Jing Zhao -
US-Japan-China Comparative Policy Research Institute -
November 8, 2012 [V.1.1]
March 21, 2013 [V.1.2]

A Google[1]

A- Intel[2]

B+ Chevron[3]

B- HP[4], Microsoft[5], Cisco[6]

C+ Dentsu group[7], Adobe Systems[8], Best Buy[9], Boeing[10]

C Applied Materials[11], eBay[12], China Digital TV[13], JDS Uniphase[14], Sun Microsystems[15], Brocade Communications[16], Visa[17]

C- Goldman Sachs[18], China Southern Airlines[19], Juniper Networks[20], Oracle[21],

---

[1] http://cpri.tripod.com/cpr2008/google.html . There are three documents on Google at http://cpri.tripod.com/cpr13.html , seven documents on Google at http://cpri.tripod.com/cpr14.html including the final review in Chinese at http://cpri.tripod.com/cpr2010/google2010.html

[2] http://cpri.tripod.com/cpr2011//Intel_csr.pdf , http://cpri.tripod.com/cpr2011/ict_freedom.pdf , http://cpri.tripod.com/cpr2011/to_intel110921.pdf

[3] http://cpri.tripod.com/cpr2008/chevron.pdf , http://cpri.tripod.com/cpr2009/chevron2009.pdf . There are five documents on Chevron at http://cpri.tripod.com/cpr14.html including the final review in Chinese at http://cpri.tripod.com/cpr2010/chevron100201.pdf

[4] http://cpri.tripod.com/cpr14.html . http://cpri.tripod.com/cpr2011/hp111010.pdf , http://cpri.tripod.com/cpr2012/occupy_HP.pdf , http://cpri.tripod.com/cpr2012/hp120912.pdf
http://cn.nytimes.com/article/business/2013/02/08/c08hewlett/en/
http://cpri.tripod.com/cpr2013/hp-policy.pdf
http://media.corporate-ir.net/media_files/irol/71/71087/proxy2013/HTML2/default.htm
http://cpri.tripod.com/cpr2013/hp-shareholders-meeting.pdf

[5] http://cpri.tripod.com/cpr2012/MS_Shareholders.pdf

[6] http://cpri.tripod.com/cpr2008/cisco.pdf . There are fourteen documents on Cisco at http://cpri.tripod.com/cpr14.html including five in Chinese.

[7] I worked for two Dentsu group companies 1992-95. http://www.dentsu.com/csr/ -

[8] I worked in Adobe 2000-2001 as a Quality Engineer. http://www.adobe.com/corporate-responsibility/reports.html

[9] http://cpri.tripod.com/cpr2012/bestbuy.pdf Note: after further communications with Best Buy, I upgraded its CSRI from C to C+.

[10] There are six documents on Boeing at http://cpri.tripod.com/cpr14.html including the final review in Chinese at http://cpri.tripod.com/cpr2010/boeing.pdf

[11] http://cpri.tripod.com/cpr2003/stock.pdf , http://www.appliedmaterials.com/about/cr

[12] I attended its shareholders meeting and users' event one time each. http://www.ebayinc.com/social_innovation

[13] http://cpri.tripod.com/cpr2008/stv.html

[14] http://cpri.tripod.com/cpr2008/jdsu.html

[15] http://cpri.tripod.com/cpr2008/sun.html (acquired by Oracle in 2010)

[16] http://cpri.tripod.com/cpr2011/Brocade_Zhao_20110513.pdf

[17] http://cpri.tripod.com/cpr2011//visa.pdf

[18] http://cpri.tripod.com/cpr2012/Letter_to_GS_20120521.pdf

NetApp[22], Symantec[23], Sandisk[24]

D+ Apple[25], PetroChina[26], RadioShack[27], Zynga[28], Baidu[29], Sina[30]

D Sohu[31]

F News[32], Yahoo[33]

## [Updates]

March 21, 2013: downgraded Apple from C- to D+; downgraded Goldman Sachs from C to C-; upgraded HP from C+ to B-.

---

http://cpri.tripod.com/cpr2012/proposal2013_to_GS.pdf http://cpri.tripod.com/cpr2012/gs-policy.pdf - http://cpri.tripod.com/cpr2012/gs_sec.pdf http://cpri.tripod.com/cpr2013/zhao121228.pdf http://cpri.tripod.com/cpr2013/SEC130308.pdf http://cpri.tripod.com/cpr2013/gs_statement.pdf -

19 http://cpri.tripod.com/cpr2009/chinasouthernairlines.pdf -

20 http://cpri.tripod.com/cpr2012/juniper.pdf -

21 http://cpri.tripod.com/cpr2008/oracle.html , http://cpri.tripod.com/cpr2012/oracle.pdf -

22 http://cpri.tripod.com/cpr2012/netapp.pdf -

23 http://cpri.tripod.com/cpr2012/symantec.pdf -

24 Sandisk did not answer my shareholder letter of human rights concern.

25 http://www.apple.com/supplierresponsibility/ http://cpri.tripod.com/cpr2013/letter_to_apple2013.pdf - http://cpri.tripod.com/cpr2013/apple-policy.pdf http://cpri.tripod.com/cpr2013/to_gore.pdf -

26 http://cpri.tripod.com/cpr2008/petro.pdf -

27 http://cpri.tripod.com/cpr2012/Zhao_RadioShack120516.pdf -

28 http://cpri.tripod.com/cpr2012/csri-chinese.pdf -

29 I have been its shareholder. It never replied my letters.

30 I visited Sina when it started in Silicon Valley in 1999, have been its shareholder, and have used its blog and weibo services after it moved to China. -

31 http://cpri.tripod.com/cpr2012/Letter_to_sohu_20120521.pdf -

32 There are five documents on News Corp. at http://cpri.tripod.com/cpr14.html . - http://cpri.tripod.com/cpr2011/News_letter.pdf , http://cpri.tripod.com/cpr2011/News_scandal.pdf -

33 http://www.epochtimes.com/gb/7/6/11/n1739900.htm , http://cpri.tripod.com/cpr2009/yahoo2009.html . There are five documents on Yahoo at http://cpri.tripod.com/cpr14.html . http://cpri.tripod.com/cpr2011/Yahoo20110623meeting.pdf , http://cpri.tripod.com/cpr2012/yahoo_220_complaint.pdf , - http://cpri.tripod.com/cpr2012/zhao_sec.pdf -

**Exhibit C**

中日米 日米中 比較政策研究所
US-Japan-China Comparative Policy Research Institute

May 21, 2012

Timothy Bancroft
Secretary
Sohu.com
400 Atlantic Avenue
Boston, MA 02110-3333

Re: Human Rights Policy

Dear Mr. Bancroft:

Since I cannot attend the 2012 annual meeting of shareholders (attached please find one account of my ownership of our company) in person on June 15 (the Chinese consulate in San Francisco refused to issue me visa to China), I decide to communicate with you by mail on one very important issue for our company: human rights policy. (I wrote to ir@contact.sohu.com before but never received reply.)

From the heroic Chinese democratic movement tragedy in 1989 to the historical "Arab Spring" movement, from the News Corporation scandals to the Creek financial crisis, human rights issues have become the most important international concerns for every corporation, especially our company, doing business in China. Unfortunately, our annual report and the notice of annual meeting of shareholders do not mention any human rights policy at all. This is a great concern.

I have engaged the corporate society since about 2005 when the Yahoo human rights scandal became public. Please visit my research work at http://cpri.tripod.com/ where you can find all of my human rights proposals. For example, in 2010, Google and Chevron's boards of directors responded positively to my proposals and improved their human rights policy. On the other hand, News Corporation (in 2010) and Yahoo (in 2011) recklessly refused my proposals so the world is shocked by their human rights policy and corporate governance failures.

In fact, last year when my classmate Zhang Lin attended the 100 anniversary of

160 Maidenhair Ct. San Ramon, CA 94582, USA
Phone 925-984-4904, Fax 925-718-5037, zhao@h-china.org http://cpri.tripod.com

Tsinghua University, I asked Zhang Lin to convey my greetings suggestions to our CEO Charles Zhang (who is one year junior than me at the same Engineering Physics department). Unfortunately, Zhang Lin told that Charles Zhang even refused to talk to him. Charles Zhang may have forgotten Zhang Lin's and my human rights activities (and political consequences) at Tsinghua in the early 1980s.

Rather than my personal experience as a stateless refugee from China and Japan, in this letter I would like to share with our company with my learning after many years engaging the corporate society to respect and promote human rights, especially in China. For example, Intel showed better policy and practice in this field. I withdraw my proposal and participated many meetings with Intel's various section officials. They accepted my help and formed an outside experts group to advise Intel's ongoing human rights formation. My hope is that our company also take similar steps, and I would like to contribute to our company my knowledge in this new field of human rights policy, corporate social responsibility and corporate governance, to expand our business world-wide.

I look forward to hearing from you.

Sincerely,

Jing Zhao

Jing Zhao, Ph. D
US-Japan-China Comparative Policy Research Institute